UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

EXPORT DEVELOPMENT CANADA

(An agent of His Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED*

(As of close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

CALEB HOLDEN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL E. DENARO	CHADRICK BUFFEL
Milbank LLP	Vice President and Treasurer
55 Hudson Yards	Export Development Canada
New York, NY 10001	150 Slater Street
Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency , it should not be included under this paragraph (a) , but under paragraph (b) of this item.)

Information concerning internal funded debt of Export Development Canada (“EDC”) is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 135-137 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 153-155 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments) and 13 (Debt Instrument Maturities).

Information concerning internal funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on December 16, 2025) under the caption “Unmatured Market Debt”, and on page 150 of Exhibit 99.C4 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on April 30, 2026) under the caption “Composition of Market Debt”.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Information concerning external funded debt of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 135-137 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 153-155 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments) and 13 (Debt Instrument Maturities).

Information concerning external funded debt of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on December 16, 2025) under the caption “Unmatured Market Debt”, and on page 150 of Exhibit 99.C4 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on April 30, 2026) under the caption “Composition of Market Debt”.

3.

A statement giving the title, date of issue, date of maturity , interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Information concerning funded debt of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 135-137 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 153-155 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments) and 13 (Debt Instrument Maturities).

Information concerning funded debt of Canada is included on pages 32-44 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on December 16, 2025) under the caption “Tables and Supplementary Information”, and on pages 150-151 of Exhibit 99.C4 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on April 30, 2026) under the caption “Maturity Date Cycles and Benchmark Bond Target Size Ranges”.

4.(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

As at December 31, 2025, no such amount was held by the registrant.

(2)	Total estimated amount held by nationals of the registrant; this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Information concerning internal floating indebtedness of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 135-137 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 153-155 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments) and 13 (Debt Instrument Maturities).

Information concerning internal floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on December 16, 2025) under the caption “Unmatured Market Debt”, and on page 150 of Exhibit 99.C4 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on April 30, 2026) under the caption “Composition of Market Debt”.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Information concerning external floating indebtedness of EDC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding and Cash Management Activities” and on pages 135-137 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Note 5 (Derivative Instruments) and on pages 153-155 of Exhibit 99.2 hereto under the caption “Notes to the Consolidated Financial Statements” in Notes 12 (Debt Instruments) and 13 (Debt Instrument Maturities).

Information concerning external floating indebtedness of Canada is included on pages 21-23 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on December 16, 2025) under the caption “Unmatured Market Debt”, and on page 150 of Exhibit 99.C4 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033-05368) (filed on April 30, 2026) under the caption “Composition of Market Debt”.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures: there should be indicated separately , if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 113-166 of Exhibit 99.2 hereto under the caption “Consolidated Financial Statements”.

7.(a)	If any foreign exchange control, not previously reported, has been established by the registrant, briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See page 15 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033- 05368) (filed on December 16, 2025) under the caption “Foreign Exchange and International Reserves”.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See pages 11-12 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033- 05368) (filed on December 16, 2025) under the caption “External Trade”.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See pages 13-14 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2025 (file no. 033- 05368) (filed on December 16, 2025) under the caption “Balance of Payments”.

Public Official Documents

Exhibits 99.1, 99.2 and 99.3 are publications of EDC and are included herein on the authority of such publications as public official documents. The information contained in any document or website referenced or linked in Exhibits 99.1 and 99.2 is not incorporated by reference into these exhibits or into this annual report.

Forward-Looking Statements

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, EDC is hereby filing cautionary statements identifying important factors that could cause EDC’s actual results to differ materially from those projected in forward-looking statements of EDC made by or on behalf of EDC. Statements made in this annual report which describe EDC’s intentions, expectations, beliefs, or predictions may be forward- looking statements within the meaning of securities laws. EDC cautions that, by their nature, forward-looking statements involve risk and uncertainty and that EDC’s actual results could differ materially from those expressed or implied in such forward-looking statements. Such statements are not guarantees of future performance and are subject to risks, uncertainties, and assumptions about EDC, including, but not limited to: world-wide economic conditions in general and the Canadian economic conditions in particular; performance of EDC’s underlying loan portfolio; growth of both domestic and export trade and demand for both domestic and export finance; EDC’s ability to manage effectively its capital and liquidity; a potential change in interest rates, including any changes driven by inflation; and the impact of tariffs and other protectionist economic measures.

You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. EDC undertakes no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this filing might not occur.

Risk Factors

EDC’s forward-looking statements are based on a series of projections and estimates regarding the world-wide economy in general and on the Canadian economy in particular. EDC’s actual results will depend greatly on these actual economic conditions and on the growth of both domestic and export trade and demand for both domestic and export finance, all of which may be impacted by tariffs and other protectionist economic measures. See “Tariffs on Canadian Goods”. EDC’s actual results will also depend on the performance of EDC’s loan portfolio, insurance claims experience, risk management activities and interest rates. If actual economic conditions, growth of domestic or export trade, demand for domestic or export finance, performance of EDC’s loan portfolio, insurance claims experience, risk management activities or interest rates differ materially from EDC’s projections or if any of the various countries in which we provide financing implement tariffs or other such protectionist economic measures, EDC’s actual results could vary significantly from the performance projected in EDC’s forward-looking statements.

Recent Developments

Tariffs on Canadian Goods

As disclosed on our Annual Report on Form 18-K for the fiscal year ended December 31, 2024 (file no. 002-62211) (filed on June 9, 2025) under the caption “Tariffs on Canadian Goods,” the trade relationship between Canada and the United States has been marked by instability following the imposition of a number of tariffs by the United States. Since the filing of our prior Annual Report on Form 18-K, this instability has continued throughout 2025, which was marked by the imposition of new tariffs by the United States as well as counter tariffs imposed by Canada, with rates ranging from 10 percent to 50 percent and covering numerous items, such as lumber, food and beverage, appliances, apparel, automobiles, cosmetics and metals.

On February 20, 2026, the U.S. Supreme Court struck down certain tariffs that had been imposed using the International Emergency Economic Powers Act (IEEPA). In response, on February 20, 2026, the U.S. President announced a new temporary global tariff of 10 percent under a different statute, the U.S. Trade Act of 1974, to take effect on February 24, 2026, and remain in force for a period of 150 days. For Canada, goods compliant with the Agreement between the United States of America, the United Mexican States and the Government of Canada (CUSMA) remain exempt, while non-compliant goods face a 10 percent tariff. Tariffs on steel, aluminum, copper, some automotive parts, lumber and other wood products remain in place under different U.S. rules. On May 7, 2026, the Court of International Trade struck down President Trump’s new tariffs as lacking sufficient justification to utilize the U.S. Trade Act of 1974 to enact such tariffs. President Trump is expected to appeal this ruling. We can provide no assurance that such tariffs will not be reinstituted or replaced with alternative tariffs.

While trade representatives from Canada and the United States continue to discuss potential delays and exemptions and the scope of the tariffs and counter tariffs, we can provide you with no assurance that any additional delays or exemptions or changes in scope will be agreed. Additionally, while tariffs imposed by the U.S. Trade Act of 1974 are temporary, we can provide no assurance that the U.S. President will not extend or reimpose such tariffs upon their expiration. The scope, content and specific targets of these tariffs have not been specified and we cannot predict when, whether or how any such tariffs will be implemented and their impact on EDC, Canadian trade with the United States and global trade more generally. In addition, the CUSMA is scheduled for a mandatory joint review in July 2026.

The United States is Canada’s largest trading partner, accounting for approximately three-quarters of Canada’s total merchandise exports. Canada is the United States’s second largest trading partner and the largest destination for U.S. merchandise exports. The U.S. tariffs currently in force, together with any countermeasures or any additional tariffs in a rapidly evolving scenario, could significantly impact Canadian exports and the broader Canadian economy, which in turn could impact the demand for export financing provided by EDC. The full impact of these tariffs and potential countermeasures on EDC is uncertain at this time. Such U.S. tariffs, along with any retaliatory tariffs, other potential countermeasures or other protectionist economic policies promulgated by the United States, Canada or any other foreign jurisdictions, could adversely impact EDC’s financial position and results of operations.

Iran Conflict and Energy Volatility

In February 2026, the United States and Israel launched attacks on Iran. In response, Iran launched counterstrikes, including some against oil and gas infrastructure in Saudi Arabia, Qatar and Bahrain. Additionally, Iran has closed access to the Strait of Hormuz—a critical maritime route for trade and global energy shipments. The conflict, and in particular restrictions on the Strait of Hormuz, have resulted in significant uncertainty for commerce, logistics, import and export activity, and energy markets. These energy supply disruptions have caused global energy prices to increase. While the full impact of this conflict remains uncertain, increased energy costs and trade disruptions stemming from this conflict could have an adverse impact on Canada’s economy and companies to which EDC provides financing and financial services.

This Annual Report on Form 18-K comprises:

(a) The cover page and pages numbered 2 to 6 consecutively.

(b) The following exhibits:

23.1	Independent Auditor’s Consent.

24.1	Auditor General’s Delegation of Signing Authority.

99.1	Export Development Canada Supplemental Information.*

99.2	Export Development Canada’s 2025 Annual Report.*

99.3	Copy of the consolidated Export Development Act, effective as of June 28, 2024 (incorporated by reference from Exhibit 99.3 to Form 18-K to EDC’s Annual Report for fiscal year ended December 31, 2024 (file no. 002-62211) (filed on June 9, 2025)).

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

* * *

EDC’s principal executive offices are located at 150 Slater Street, Ottawa, Ontario, Canada K1A 1K3. EDC’s telephone number is (613) 598-2500. EDC’s website address is www.edc.ca. Information contained in EDC’s website is not part of this report.

*

Unless otherwise indicated, all dollar amounts quoted herein and in the exhibits hereto are in Canadian dollars. On May 14, 2026 the daily average rate of the Bank of Canada for conversion of United States dollars (“USD” or “U.S. $”) to Canadian dollars (“CAD” or “$”) was U.S. $1.00 = CAD $1.3725.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 15th day of May 2026.

Export Development Canada

By:	/s/ Chad Buffel
Chad Buffel
Vice President and Treasurer

EXHIBIT INDEX

23.1	Independent Auditor’s Consent.

24.1	Auditor General’s Delegation of Signing Authority.

99.1	Export Development Canada Supplemental Information.

99.2	Export Development Canada’s 2025 Annual Report.

99.3	Copy of the consolidated Export Development Act, effective as of June 28, 2024 (incorporated by reference from Exhibit 99.3 to Form 18-K to EDC’s Annual Report for fiscal year ended December 31, 2024 (file no. 002-62211) (filed on June 9, 2025)).